SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

ResortQuest International, Inc.

(Name of Subject Company (Issuer))

ResortQuest International, Inc.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $.01 Per Share, Having An Exercise Price
Greater Than $5.99 Granted Under the ResortQuest International, Inc.
Amended and Restated 1998 Long-Term Incentive Plan

(Title of Class Securities)

761183 10 2

(CUSIP Number of Class of Securities
Underlying Common Stock)

J. Mitchell Collins
Executive Vice President and Chief Financial Officer
530 Oak Court Drive
Suite 360
Memphis, Tennessee 38117
(901) 762-4097

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Paul A. Belvin, Esq.
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue, N.W.
Washington, D.C. 20036
(202) 887-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$900,961	$82.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,222,887 shares of common stock of ResortQuest International, Inc., having an aggregate value of $900,961 as of October 28, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$82.89	Filing Party:	ResortQuest International, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 28, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

SIGNATURE

     This Amendment No. 2 and Final Amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 28, 2002, as amended by Amendment No. 1 thereto filed with the Commission on November 8, 2002 (the “Schedule TO”), by ResortQuest International, Inc., a Delaware corporation (the “Company”), reports the results of the offer by the Company to exchange all options outstanding under the ResortQuest International, Inc. Amended and Restated 1998 Long-Term Incentive Plan (the “Plan”) to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that have an exercise price greater than $5.99 per share and are and held by its employees and directors, other than its executive officers (the “Options”), for new options (the “New Options”) to purchase shares of Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated October 28, 2002 (the “Offer to Exchange”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

Item 4. Terms Of The Transaction.

     Item 4 is hereby amended to add the following supplemental information:

     The Offer expired at 5:00 p.m., New York City Time, on Tuesday, November 26, 2002. Pursuant to the Offer, the Company accepted for exchange options to purchase 879,597 shares of Common Stock. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 340,065 shares of Common Stock in exchange for such tendered options. The Company will promptly send each option holder whose Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(5)(ii) to the Schedule TO, indicating the number of shares of Common Stock that will be subject to the New Options and the expected grant date of the New Options.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

RESORTQUEST INTERNATIONAL, INC.

/s/ James S. Olin

James S. Olin President and Chief Executive Officer

Date: November 27, 2002